CREDIT SUISSE SECURITIES (USA) LLC

    As Representative of the Several Underwriters,

        c/o Credit Suisse Securities (USA) LLC,

            Eleven Madison Avenue,

                New York, N.Y. 10010-3629

May 1, 2006

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-0405

Attention: Owen Pinkerton, Esq.

Re:	DynCorp International Inc. Registration Statement on Form S-1 (Reg. No. 333-128637)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), we hereby join with DynCorp International Inc. (the “Company”) to request that the effective date for the Registration Statement referred to above be accelerated to 4:01 p.m. (New York time) on May 3, 2006, or as soon as practicable thereafter.

In connection with Rule 460 of the Act, please be advised that, during the period from April 27, 2006 to the date of this letter, we have effected approximately the following distribution of copies of the Preliminary Prospectus dated April 27, 2006:

Number of prospective underwriters:	7
Number of prospectuses distributed to underwriters:	approximately 24,750
Number of prospectuses distributed to institutions:	approximately 522

The undersigned has and will, and each participating underwriter and dealer has advised the undersigned that it has and will, comply with the provisions of SEC Release No. 33-4968 of the Act and Rule 15c2-8 of the Securities Exchange Act of 1934, as amended in connection with the above-referenced issue.

CREDIT SUISSE SECURITIES (USA) LLC

GOLDMAN, SACHS & CO.

BEAR, STEARNS & CO. INC.

CIBC WORLD MARKETS CORP.

JEFFERIES QUARTERDECK, A DIVISION OF JEFFERIES & COMPANY, INC.

UBS SECURITIES LLC

WACHOVIA CAPITAL MARKETS, LLC

CREDIT SUISSE SECURITIES (USA) LLC

Acting on behalf of themselves and as the

representative of the several Underwriters.

By:	/s/ Maximillian C. Justicz

Name: Maximillian C. Justicz

Title: Managing Director